

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2025

Norma Ka Yin Chu
Chief Executive Officer
DDC Enterprise Ltd
368 9th Ave., 6th Floor
New York, New York 10001

> **Re: DDC Enterprise Ltd**
> **Registration Statement on Form F-3**
> **Filed July 22, 2025**
> **File No. 333-288826**

Dear Norma Ka Yin Chu:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3 filed July 22, 2025

General

1. Please file the indenture in connection with any debt securities you intend to issue pursuant to this registration statement. See Trust Indenture Act Compliance and Disclosure Interpretation 201.02.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

 Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641
with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Manufacturing

cc: Ted Paraskevas